

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

      Re: Charge Enterprises, Inc.
          Registration Statement on Form S-3
          Filed August 15, 2023
          File No. 333-274002

Dear Andrew Fox:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova, Staff Attorney, at (202) 551-7519 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: James Biehl